UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
___________________

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of May 2009

Commission File Number: 001-14550

China Eastern Airlines Corporation Limited
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(Translation of Registrant’s name into English)

2550 Hongqiao Road
Hongqiao Airport
Shanghai, China 200335
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(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:  ☒ Form 20-F    ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:  ☐ Yes    ☒ No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):    n/a

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Eastern Airlines Corporation Limited (Registrant)

Date May 22, 2009	By	/s/ Luo Zhuping
Name: Luo Zhuping
Title: Company Secretary

Certain statements contained in this announcement may be regarded as "forward-looking statements" within the meaning of the U.S. Securities Exchange Act of 1934, as amended.  Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements.  Further information regarding these risks, uncertainties and other factors is included in the Company's filings with the U.S. Securities and Exchange Commission.  The forward-looking statements included in this announcement represent the Company's views as of the date of this announcement.  While the Company anticipates that subsequent events and developments may cause the Company's views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws.  These forward-looking statements should not be relied upon as representing the Company's views as of any date subsequent to the date of this announcement.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)
(Stock code: 670)

ANNOUNCEMENT
Issue of H Shares Approved by CSRC

Reference is made to the announcement of the China Eastern Airlines Corporation Limited (the “Company”) dated 29 December 2008 in relation to the subscriptions of new A Shares and new H Shares of the Company by China Eastern Air Holding Company and CES Global Holdings (Hong Kong) Limited (“CES Global”) respectively (the “Announcement”) and the announcement of the Company dated 13 May 2009 relating to the conditional approval of the non-public issue of A Shares by Public Offering Review Committee of China Securities Regulatory Commission (“CSRC”). Terms used herein shall have the same meanings as ascribed to them in the Announcement.

The Company has received today an approval issued by CSRC on 19 May 2009 in relation to the approving of the proposed issue by the Company of 1,437,375,000 new H Shares at a price of RMB1.00 per share to CES Global. Pending the final approval to be issued by CSRC in relation to the issuance of the new A Shares, the Company will arrange for the new H Shares and the new A Shares to be issued. The Company will make further announcement as and when the H Share Subscription is completed.

By order of the Board
CHINA EASTERN AIRLINES CORPORATION LIMITED
Luo Zhuping
Director and Company Secretary

The Directors as at the date of this announcement are:

Liu Shaoyong	(Chairman)
Li Jun	(Vice Chairman)
Ma Xulun	(Director, President)
Luo Chaogeng	(Director)
Luo Zhuping	(Director, Company Secretary)
Hu Honggao	(Independent Non-executive Director)
Peter Lok	(Independent Non-executive Director)
Wu Baiwang	(Independent Non-executive Director)
Zhou Ruijin	(Independent Non-executive Director)
Xie Rong	(Independent Non-executive Director)

Shanghai, People’s Republic of China
22 May 2009